                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)


                                  Aperian, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    037531100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Frank M. Placenti, Esq.
                                 Bryan Cave LLP
                      Two North Central Avenue, Suite 2200
                             Phoenix, Arizona 85004
                            Telephone: (602) 364-7451
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                              (Page 1 of 6 Pages)

---------------------                                      ---------------------
 CUSIP No. 037531100                   13D                   Page 2 of 6 Pages
---------------------                                      ---------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Kevin P. Craig
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS                             OO [See Item 3 Below]

--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America

--------------------------------------------------------------------------------
  NUMBER OF         7      SOLE VOTING POWER               1,432,866
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY        8      SHARED VOTING POWER                     0
  OWNED BY
               -----------------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER          1,432,866
  REPORTING
               -----------------------------------------------------------------
 PERSON WITH        10     SHARED DISPOSITIVE POWER                0

--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,432,866

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          10.6%

--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON                                       IN

--------------------------------------------------------------------------------

---------------------                                      ---------------------
 CUSIP No. 037531100                   13D                   Page 3 of 6 Pages
---------------------                                      ---------------------


ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the "Stock") of Aperian, Inc. ("Aperian"), a Delaware corporation, with principal executive offices located at 1121 East 7th Street, Austin, Texas, 78702.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by Kevin P. Craig. Mr. Craig is sometimes referred to herein as the "Reporting Person."

            (b) The principal business address of the Reporting Person is 3030 North 3rd Street, Suite 910, Phoenix, Arizona, 85012.

            (c) Mr. Craig is the Co-Chief Executive Officer, Vice Chairman and President of Aperian, Inc., a professional services and product integration company, with principal executive offices located at 1121 East 7th Street, Austin, Texas, 78702.

            (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding, nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (e) The Reporting Person is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Mr. Craig is the former President and Chief Executive Officer of Fourthstage Technologies, Inc., an Arizona corporation ("Fourthstage"). On April 6, 2001, Aperian and its wholly owned subsidiary, Aperian Merger Corporation, Inc., a Delaware corporation ("AMC"), consummated a merger pursuant to an Agreement and Plan of Merger dated April 6, 2001 (the "Merger Agreement"), with Fourthstage and certain shareholders of Fourthstage whereby Fourthstage was merged with and into AMC.

            Under the terms of the Merger Agreement, each outstanding share of common stock of Fourthstage was converted into the right to receive a pro rata share of: (i) cash equal to three million dollars ($3,000,000), half of which was paid at closing; (ii) 2,698,430 shares of Aperian Common Stock; and (iii) 8,396,077 shares of Aperian Series A Preferred Stock ("Aperian Preferred Stock"), the rights and preferences of which are set forth on the Certificate of Designation for the Aperian Preferred Stock. Mr. Craig acquired 1,432,866 shares of Aperian Stock pursuant to the conversion of shares of Fourthstage common stock owned by him in the manner described above.

ITEM 4.     PURPOSE OF TRANSACTION.

            As stated above in Item 3, Mr. Craig acquired his shares of Aperian Stock pursuant to the merger of Fourthstage with and into AMC on April 6, 2001. Under the terms of the Merger Agreement and an employment agreement that Mr. Craig entered into with Aperian on April 6, 2001, Mr. Craig was appointed to the Board of Directors and was named Co-Chief Executive Officer, Vice Chairman and President of Aperian. According to the terms of his employment agreement which expires April 5, 2004, Mr. Craig's duties with Aperian include oversight of corporate operations and services, sales, technology development,

---------------------                                      ---------------------
 CUSIP No. 037531100                   13D                   Page 4 of 6 Pages
---------------------                                      ---------------------


professional services, business development, accounting and finance, legal issues, human resources and internal management. Furthermore, in his position as Co-Chief Executive Officer of Aperian, Mr. Craig will be involved in and be responsible for all major policy decisions and will have general oversight over the business and affairs of Aperian. In accordance with his duties and position at Aperian, Mr. Craig will devote his full time, attention and best efforts to the performance of the duties outlined in his employment agreement, the maximization of shareholder value and the fulfillment of his fiduciary obligations to Aperian.

            Pursuant to the terms of the Merger Agreement, Mr. Craig and the other holders of Fourthstage common stock received a pro rata share of 8,396,077 shares of Aperian Preferred Stock, the rights and preferences of which are set forth on the Certificate of Designation for the Aperian Preferred Stock. At the time of the merger, the Board of Directors of Aperian was reduced to seven persons. Under the terms of the Merger Agreement, holders of the Aperian Preferred Stock shall have the right to nominate three individuals to serve on the Aperian Board of Directors until July 15, 2002. Mr. Craig, along with the other holders of the Aperian Preferred Stock, will thus be in position to impact the composition of the Aperian Board of Directors.

            Under the terms of the Merger Agreement and the Certificate of Designation for the Aperian Preferred Stock, the shareholders of Aperian shall have the right to approve the conversion of the Aperian Preferred Stock into Aperian Stock at the next meeting of Aperian shareholders to be held on or before September 30, 2001. Upon approval by the Aperian shareholders, shares of Aperian Preferred Stock will be converted into shares of Aperian Stock on a one-for-one basis (subject to contingencies outlined in the Certificate of Designation). Upon approval of such conversion by the Aperian shareholders, Mr. Craig will receive an additional 4,458,316 shares of Aperian Stock at which time he will beneficially own approximately 24% of the total amount of Aperian Stock outstanding. Mr. Craig and the other holders of Aperian Preferred Stock are not entitled to vote with the Aperian shareholders with respect to the conversion of the Aperian Preferred Stock. Under the terms of the Merger Agreement, Aperian is obligated to use its best efforts to obtain shareholder approval of the conversion of Aperian Preferred Stock. Neither Mr. Craig nor the other holders of Aperian Preferred Stock, either individually or collectively, plan or intend to solicit or influence the Aperian shareholders in any way for the purpose of securing approval of the conversion of Aperian Preferred Stock into Aperian Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Based on information known to the Reporting Person, there were 13,559,954 shares of Aperian Stock outstanding as of April 6, 2001.shares

            (a) The Reporting Person beneficially owns 1,432,866 shares or approximately 10.6% of Aperian Stock.

            (b) Mr. Craig has the sole power to vote and to dispose of 1,432,866 shares of Aperian Stock.

            (c) The Reporting Person has effected no transactions in Aperian Stock during the past 60 days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Aperian Stock.

            (e) Not Applicable.

---------------------                                      ---------------------
 CUSIP No. 037531100                   13D                   Page 5 of 6 Pages
---------------------                                      ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Aperian.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following materials are filed as Exhibits to this Schedule 13D.

            Exhibit 1 Agreement and Plan of Merger, dated as of April 6, 2001, among Fourthstage Technologies, Inc., Aperian, Inc., Aperian Merger Corporation, Inc., Chris Donahue, Kevin P. Craig, Van De Vrede Family Trust, Lee Collins, Dave Drabo, Triple Five Investments, Regent Net LLC, Mark Weiss, Harry Weiss, Farley Weiss, Jeff Weiss and Craig Weiss.



            Exhibit 2 Employment Agreement, dated as of April 6, 2001, between Aperian, Inc. and Kevin Craig.

---------------------                                      ---------------------
 CUSIP No. 037531100                   13D                   Page 6 of 6 Pages
---------------------                                      ---------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 16, 2001
                                            -----------------------------------
                                            Date

                                            /s/ Kevin Craig
                                            -----------------------------------
                                            Signature

                                            Kevin P. Craig  CEO/President
                                            -----------------------------------
                                            Name and Title

                                 EXHIBIT INDEX

         Number                         Description
         ------                         -----------
        Exhibit 1     Agreement and Plan of Merger, dated as of April 6, 2001,
                      among Fourthstage Technologies, Inc., Aperian, Inc.,
                      Aperian Merger Corporation, Inc., Chris Donahue, Kevin P.
                      Craig, Van De Vrede Family Trust, Lee Collins, Dave Drabo,
                      Triple Five Investments, Regent Net LLC, Mark Weiss,
                      Harry Weiss, Farley Weiss, Jeff Weiss and Craig Weiss.

        Exhibit 2     Employment Agreement, dated as of April 6, 2001, between
                      Aperian, Inc. and Kevin Craig.